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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: February 7, 2007

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

        Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated January 29, 2007, announcing results for the fourth quarter of 2006 for CEMEX, S.A.B de C.V. (NYSE:CX);
2.	Earnings Report, dated January 29, 2007, announcing CEMEX, S.A.B de C.V. (NYSE:CX) fourth quarter and full-year results for 2006; and
3.	Press release, dated February 6, 2007, announcing the construction of a new kiln for the Bayano Plant in Panama.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 7, 2007	By:	/s/ RAFAEL GARZA
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated January 29, 2007, announcing results for the fourth quarter of 2006 for CEMEX, S.A.B de C.V. (NYSE:CX).
2.	Earnings Report, dated January 29, 2007, announcing CEMEX, S.A.B de C.V. (NYSE:CX) fourth quarter and full-year results for 2006.
3.	Press release, dated February 6, 2007, announcing the construction of a new kiln for the Bayano Plant in Panama.

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX REPORTS FOURTH-QUARTER AND FULL-YEAR 2006 RESULTS

•	Fourth-Quarter 2006 Net Sales Increased 13%; EBITDA Rose 4%

MONTERREY, MEXICO, January 29, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales increased 13% in the fourth quarter of 2006 to US$4.5 billion and were up 19% for the full year reaching US$18.2 billion versus the comparable periods in 2005. EBITDA grew 4% in the fourth quarter of 2006 to US$934 million and 16% to US$4.1 billion for the full year.

CEMEX's Consolidated Fourth-Quarter and Full-Year Financial and Operational Highlights

•

Sales increased in the majority of CEMEX's markets due to higher cement, ready-mix, and aggregates volumes and better supply-demand dynamics. The main drivers of demand in most markets continued to be public infrastructure and housing.

•

Free cash flow after maintenance capital expenditures for the quarter was US$570 million, up 53% from US$373 million in the same quarter of 2005. For the full-year 2006, free cash flow after maintenance capital expenditures was up 22% to US$2.7 billion versus US$2.2 billion in 2005.

•	Operating income in the fourth quarter increased 21%, to US$611 million, from the comparable period in 2005 and increased 18% to US$2.9 billion for the full-year 2006 versus US$2.5 billion in 2005.
•

EBITDA (operating income plus depreciation and amortization) increased to US$934 million, 4% more than the US$901 million achieved in the fourth quarter of 2005. For the full year 2006, EBITDA grew 16% to US$4.1 billion versus US$3.6 billion in 2005.

Hector Medina, Executive Vice President of Planning and Finance, said: "2006 was an outstanding year for CEMEX. We celebrated our 100-year anniversary and achieved record financial results driven by our international presence and global diversification strategy. Despite the current slowdown in the U.S. residential sector, we experienced strong double-digit sales growth during the quarter both overall and in the majority of our key markets. As we look ahead to 2007, and with the integration of RMC fully completed, we are well positioned to grow and continue to capitalize on the macroeconomic trends driving the industry."

Consolidated Corporate Results

In the fourth quarter of 2006, majority net income increased 55% to US$377 million from US$244 million in the fourth quarter of 2005. For the full-year 2006, majority net income increased 13%, reaching US$2.4 billion. The increase in majority net income for the quarter is due primarily to lower depreciation and amortization expense and higher foreign-exchange and financial-instrument gains.

Net debt at the end of the fourth quarter was US$5.8 billion, representing reductions of US$1.33 billion during the quarter and US$2.85 billion for the full year 2006. The net-debt-to-EBITDA ratio decreased to 1.4 times from 1.8 times at the end of third quarter 2006. Interest coverage reached 8.4 times during the quarter, up from 6.8 times a year ago.

Major Markets Fourth-Quarter Highlights

CEMEX's operations in Mexico reported net sales of US$911 million in the fourth quarter of 2006, up 11% from the same period in 2005. EBITDA increased 9% to US$347 million, from US$319 million in 2005. Cement, ready-mix, and aggregates volumes increased 6%, 19%, and 75%, respectively, during the quarter.

Net sales in our operations in the United States decreased 11% in the fourth quarter of 2006 to US$923 million from US$1.0 billion in the comparable period of 2005. EBITDA decreased 7% to US$250 million versus the same period in the previous year. On a like-to-like basis for the ongoing operations during the fourth quarter of 2006, cement and ready-mix volumes decreased 11% and 25%, respectively, while aggregates volumes decreased 21% during the fourth quarter compared with the same period in 2005.

In Spain, net sales for the quarter were US$449 million, up 21% from the fourth quarter of 2005, while EBITDA increased 8% to US$116 million. Domestic cement volume increased 9% during the fourth quarter of 2006 versus the same quarter in 2005. Ready-mix volumes, adjusted for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge in December 2005, increased 7% during the quarter versus the same period of the previous year.

Our operations in the United Kingdom experienced a 12% increase in net sales, to $467 million, when compared with the same quarter of 2005. EBITDA increased 2% to US$28 million in the fourth quarter from US$27 million in the fourth quarter of 2005.

Other European Markets

During the fourth quarter of 2006, net sales in the Rest of Europe region increased 34% to US$1.0 billion versus the comparable period in the previous year. EBITDA decreased 5% to US$84 million versus US$88 million in the fourth quarter of 2005.

South/Central America and the Caribbean

CEMEX's operations in South/Central America and the Caribbean reported net sales of US$440 million during the fourth quarter of 2006, representing an increase of 35% from the same period of 2005. EBITDA increased 51% for the quarter to US$140 million versus US$93 million in 2005.

Africa and the Middle East

Fourth-quarter net sales in Africa and the Middle East were US$176 million, up 21% from the same quarter of 2005. EBITDA decreased 10% to US$34 million for the quarter versus the comparable period in 2005.

Asia

Operations in Asia reported a 6% increase in net sales, to US$83 million, versus the fourth quarter of 2005, and EBITDA was US$17 million, up 22% from the same period in the previous year.

CEMEX is a growing global building solutions company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

Exhibit 2

2006 FOURTH QUARTER AND FULL-YEAR RESULTS

Stock Listing Information NYSE (ADR) Ticker: CX MEXICAN STOCK EXCHANGE Ticker: CEMEX.CPO Ratio of CEMEX.CPO to CX= 10:1		Fourth quarter			January - December
		2006	2005	% Var.	2006	2005	% Var.
	Net sales	4,474	3,963	13%	18,249	15,321	19%
	Gross profit	1,473	1,363	8%	6,601	6,050	9%
	Operating income	611	507	21%	2,946	2,487	18%
	Majority net income	377	244	55%	2,378	2,112	13%
	EBITDA	934	901	4%	4,138	3,557	16%
	Free cash flow after maintenance capital expenditures	570	373	53%	2,689	2,198	22%

	Net debt	5,811	8,665	(33%)
	Net debt/EBITDA	1.4	2.4
	Interest coverage	8.4	6.8
	Earnings per ADR	0.52	0.35	49%	3.31	3.05	8%
	Average ADRs outstanding	729.4	704.8	4%	718.4	692.0	4%

	In millions of US dollars, except ratios and per-ADR amounts Average ADRs outstanding are presented in millions.
Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com www.cemex.com

Consolidated net sales grew to US$4,474 million, representing an increase of 13% over those of fourth quarter 2005. Sales increased in most of our markets due to higher cement, ready-mix, and aggregates volumes and better supply-demand dynamics. Public infrastructure and housing continue to be the main drivers of cement and ready-mix demand in most of our markets.

Operating income increased 21% during the quarter, from US$507 million in the fourth quarter of last year to US$611 million in the fourth quarter of 2006.

EBITDA increased 4% in the quarter compared with the same period last year, reaching US$934 million. EBITDA margin decreased 1.8 percentage points, from 22.7% in fourth quarter 2005 to 20.9% in fourth quarter 2006. Higher energy and transportation costs were partially offset by productivity gains throughout CEMEX, including synergies from the RMC post-merger integration and better supply-demand dynamics in most of our markets. EBITDA margin has also been affected by the change in our product mix to less capital-intensive businesses and due to other one time adjustments in the fourth quarter of 2005.

The decrease in the depreciation and amortization expense in the fourth quarter versus the same quarter last year was due mainly to the one-time adjustment made in the fourth quarter of 2005 resulting from the incremental value of property, plant and equipment, and intangible assets other than goodwill, resulting from the fair-value allocation of the purchase price paid in the acquisition of RMC.

Foreign-exchange gain (loss) during the quarter was a gain of US$48 million resulting mainly from the appreciation of the Mexican peso. Gain (loss) on financial instruments for the quarter was a gain of US$64 million resulting mainly from the appreciation of the Mexican peso and the weaker Japanese yen.

Other expenses, net decreased 44% to US US$157 million during the quarter as last year we had the one-time impact of the change in the pension fund plans from defined benefit to defined contribution pension fund plans and an increase in asset sales.

Majority net income increased 55% to US$377 million in the fourth quarter of 2006 from US$244 million in the same period a year ago. The increase in majority net income for the quarter comes mainly from higher foreign-exchange and financial-instrument gains, lower other expenses, net, and lower depreciation and amortization expense, as described above.

Net debt at the end of the fourth quarter was US$5,811 million, representing reductions of US$1,333 million during the quarter and US$2,854 million for the full year 2006. The net-debt-to-EBITDA ratio decreased to 1.4 times from 1.8 times at the end of third quarter 2006. Interest coverage reached 8.4 times during the quarter, up from 6.8 times a year ago.

	Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.						Page 1

EBITDA and Free Cash Flow(1)

	Fourth quarter			January – December
	2006	2005	% Var.	2006	2005	% Var.
Operating income	611	507	21%	2,946	2,487	18%
+ Depreciation and operating amortization	323	394		1,192	1,070
EBITDA	934	901	4%	4,138	3,557	16%
- Net financial expense	106	114		448	487
- Maintenance capital expenditures	307	264		824	600
- Change in working capital	(186)	2		(55)	9
- Taxes paid	109	147		326	256
- Other cash items (net)	28	(0)		(94)	7
Free cash flow after maintenance capital expenditures	570	373	53%	2,689	2,198	22%
- Expansion capital expenditures	410	48		746	185
Free cash flow	161	325	(50%)	1,943	2,013	(3%)

In millions of US dollars.

Results for full-year 2005 include the effect of the RMC acquisition starting in March.

During the quarter, free cash flow of US$161 plus US$1,250 million in proceeds from the issuance of perpetual notes plus US$165 million in proceeds from the sale of some CEMEX’s shares held in subsidiaries was used as follows: US$1,453 million to reduce debt and the balance for other uses, primarily other investments. Net debt was reduced by US$1,333 million during the quarter as a result of foreign-exchange conversion effects in the amount of US$120 million.

Debt-Related Information

	Fourth quarter			Third quarter		Fourth quarter
	2006	2005	% Var.	2006		2006	2005
Total debt (2)	7,541	9,478	(20%)	8,100	Currency denomination
Short-term	17%	13%		17%	US dollar	57%	72%
Long-term	83%	87%		83%	Euro	38%	21%
Cash and cash equivalents	1,579	601	163%	770	British pound	0%	2%
Fair value of cross- currency swaps(2)	151	212		187	Yen	5%	5%
Net debt (2)	5,811	8,665	(33%)	7,144	Other	0%	0%

Interest expense	126	123	2%	113	Interest rate
Interest coverage	8.4	6.8		8.3	Fixed	65%	53%
Net debt/EBITDA	1.4	2.4		1.8	Variable	35%	47%

In millions of US dollars, except ratios.

During the quarter, CEMEX, under its Medium-Term Promissory Notes Program (“Certificados Bursátiles”), completed two issues of notes. On October 13, 2006, CEMEX issued notes for MXN1.5 billion with a maturity of approximately five years at an interest rate equal to the 91-day Mexican treasury (CETES) plus 46 basis points and on December 15, 2006, CEMEX issued notes for MXN2.95 billion with a maturity of approximately five years at an interest rate equal to the 91-day Mexican inter-bank rate (TIIE) plus 9 basis points. The notes issued were swapped to US dollars at a weighted-average rate of LIBOR plus 3 basis points.

On December 18, 2006, CEMEX issued two tranches of Callable Perpetual Notes. The first one for US$350 million is callable on the fifth anniversary and the second one for US$900 million is callable on the tenth anniversary, and both tranches will pay coupons denominated in yen at a floating interest rate. The weighted cost in dollars for the two tranches for the first two years has been fixed at 2.85% and 4.27% for year one and year two respectively. The transaction qualifies as equity in accordance with Mexican GAAP due to its perpetual nature and optional deferral of coupons.

__________________________________

(1)

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)

During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, which became effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as if they were a single instrument (synthetic presentation). For this reason, starting in 2005, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps (“CCS”) separately from the financial debt, and such debt is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders’ equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Equity-Related Information

One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms and reflect the two-for-one CPO split effective July 17, 2006, and the two-for-one ADR split effective July 24, 2006.

Beginning-of-quarter CPO-equivalent units outstanding	7,273,946,247

CPOs issued due to stock dividend	0
Exercise of stock options not hedged	114,286
Less increase (decrease) in the number of CPOs held in subsidiaries *	(55,021,976)

End-of-quarter CPO-equivalent units outstanding	7,329,082,509

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

* On December 20, 2006, a CEMEX subsidiary sold 50 million CPOs, and concurrently, CEMEX entered into a three-year forward agreement for the same amount of CPOs with a financial institution.

Employee long-term compensation plans (1) (2)

As of December 31, 2006, executives had outstanding options on a total of 103,496,114 CPOs, with a weighted-average strike price of US$1.68 per CPO (equivalent to US$16.80 per ADR). Starting in 2005, CEMEX began offering executives a stock-ownership program. As of December 31, 2006, our executives held 151,905,305 restricted CPOs, representing 2.1% of our total CPOs outstanding.

Derivative Instruments

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Fourth quarter		Third quarter
Notional amounts (3)	2006	2005	2006
Equity (not prepaid) (1)	171	0	0
Foreign-exchange	8,051	5,427	6,849
Interest-rate	3,334	2,884	3,336
Estimated aggregate fair market value (3) (4)	316	433	336

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$362 million, arising from the fair market value recognition of its derivatives portfolio as of December 31, 2006. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

________________________________

(1)

Until September 27, 2005, the date of pricing of our nondilutive equity offering and the liquidation of the equity forward contracts that hedged our executive stock-option programs, CEMEX accrued a liability representing the intrinsic value of the stock options. As a result of the elimination of the economic hedge and given that the potential future appreciation of the stock options is currently not hedged through equity forwards, CEMEX has decided, for purposes of determining its obligations under the stock-option programs, to move from intrinsic value to fair value. In connection with the sale of 50 million CPOs in subsidiaries, CEMEX entered into a three year forward agreement for the same amount of CPOs with a financial institution.

(2)

As of December 31, 2006, CEMEX had recognized a net liability related to its stock-option programs of approximately US$67 million. This liability includes the fair value of the options for US$225 million, net of an investment in a derivative financial instrument of approximately US$158 million that guarantees CEMEX the receipt of cash equivalent to the appreciation of its CPO market price over 25 million CPOs, in order to meet its obligations under CEMEX’s executive stock-option programs.

(3)

Excludes derivatives entered into by JP Morgan with certain Special Purpose Entities (“SPEs”) created under our perpetual notes, because the only instance under our control under which the SPEs are entitled to receive or to pay any amount under such derivatives is if we were to elect to defer the coupons on the securities prior to a CEMEX Credit Event, which would be counter to our existing dividend policy, or under certain limited events of default.

(4)	The estimated aggregate fair market value as of January 26, 2006, is US$234 million.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Other Activities

CEMEX offers to acquire Rinker for US$12.8 billion

On October 27, 2006, CEMEX announced an offer to acquire all of the outstanding shares of Rinker Group Limited (“Rinker”) (ASX: RIN, NYSE ADR: RIN) for US$13.00 per share, equivalent to A$17.001 per share, in cash. The offer represents a 26.2% premium over the three-month volume weighted-average price of Rinker’s shares and a premium of 27.0% over its closing price 2 on the Australian Stock Exchange on October 27, 2006. At announcement, this represented a multiple of 9.2 times Rinker’s EBITDA in the twelve months to the last reported quarter, June 30, 2006. The total enterprise value of the transaction, including Rinker’s debt, is approximately US$12.8 billion, equivalent to A$16.8 billion.

The combination of CEMEX and Rinker would create one of the world’s largest and most profitable building materials companies with pro-forma revenues of US$23.2 billion and more than 67,000 employees in more than 50 countries.

CEMEX expects to achieve approximately US$130 million pre-tax of annual cost synergies by the third year following the acquisition, primarily from the sharing of best practices and the implementation of CEMEX’s standardized business processes throughout the combined company.

The transaction is subject to customary closing conditions, including the acquisition of more than 90% of Rinker shares, Australian and U.S. regulatory approval and approval by CEMEX shareholders. The offer is also for all outstanding American depositary shares of Rinker (NYSE ADR: RIN) for US$65 per American depositary share in cash. Each Rinker American depositary share represents a beneficial interest in five shares of Rinker.

CEMEX has obtained committed facilities, sufficient to satisfy in full the cash consideration payable to Rinker shareholders under the terms of the offer.

CEMEX’s offer is being made in U.S. Dollars, consistent with Rinker’s reporting currency and reflecting the location of the vast majority of its assets. Rinker’s shareholders will be given the opportunity to elect to receive their offer consideration in Australian Dollars, converted at the exchange rate prevailing at the time of payment.

On January 23, 2007, CEMEX extended the offer period until March 30, 2007.

________________________________________

(1)	Based on an exchange rate of A$1.00 to US$0.7645, as published by the Reserve Bank of Australia as of October 27, 2006.
(2)	Based on last traded price of Rinker shares during normal trading on Australian Stock Exchange.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Operating Results

Mexico

Cement volumes for our Mexican operations increased 6% during the quarter versus fourth quarter 2005, and ready-mix volumes increased 19% over the same period. For the full year, cement and ready-mix volumes increased 8% and 21%, respectively, versus the comparable periods a year ago. Cement prices were 2% higher in US-dollar terms during the quarter versus the same period a year ago and increased 4% for the full year versus 2005. Ready-mix prices, in US-dollar terms, increased 5% for the quarter and 4% for the full year 2006 versus the comparable period in 2005.

The main drivers of demand during the year were government infrastructure spending – which was fueled in part by oil revenue surplus - and residential construction, which was supported by increased credit availability from commercial banks and non-commercial sources such as Infonavit. The self-construction sector showed a moderate growth during the year.

United States

Cement volumes for our US operations, on a like-to-like basis for the ongoing operations, decreased 11%, ready-mix volumes decreased 25%, and aggregates volumes decreased 21% during the fourth quarter compared with the same period a year ago. The main drivers of cement demand during the quarter and the year were the industrial-and-commercial and infrastructure sectors. The decline in volumes for the quarter was driven mainly by a weaker residential sector, resulting in weak demand during the quarter compared to the peak demand levels of the prior year.

On a like-to-like basis for the full year, cement volumes decreased 1%, ready-mix volumes decreased 17%, and aggregates volumes decreased 15% versus the same period of last year. For the first eleven months of the year, construction spending in the residential sector decreased 1% while housing starts decreased by 13% for the year. Housing starts showed a pronounced year-over-year decline, going from an increase of 4% in the first quarter to a decline of 25% in the fourth quarter. Public-sector construction spending put in place was up 10% for the first eleven months of 2006, with spending for streets and highways up 16% and other public spending up 8%. Construction put in place in the industrial-and-commercial sector increased 17% during the first eleven months of the year.

Cement prices increased 12% during the fourth quarter versus the same quarter last year. Ready-mix and aggregate prices for the ongoing operations increased 11% and 20%, respectively, during the quarter versus the fourth quarter of 2005. On a year-over-year basis and for the ongoing operations, cement prices increased 14%, ready mix prices increased 15%, and aggregate prices increased 28% during 2006 versus 2005.

Spain

Domestic cement volume increased 9% during the fourth quarter of 2006 over the same quarter in 2005. Ready-mix volumes, adjusted for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge in December 2005, increased 7% during the quarter versus the comparable period a year ago. For the full year 2006, cement volumes increased 10% and adjusted ready-mix volumes increased 9% versus the comparable periods in 2005.

The residential and infrastructure sectors were the main drivers of cement demand in Spain. Credit availability in the residential sector supported the sector’s performance throughout the year. Strong public spending continues in anticipation of next year’s local elections. Domestic cement prices in US-dollar terms increased 17% and 10% for the fourth quarter and full year respectively, and increased 7% for the quarter and 8% for the full year in Euro terms versus the comparable periods in 2005.

United Kingdom

Cement volumes for our United Kingdom operations increased 5% for the quarter. Ready-mix volumes decreased 3% during the fourth quarter of 2006 versus the same periods in 2005. For the full year, cement volumes decreased 4% while ready-mix volumes decreased 1% versus the comparable periods in 2005. Cement prices, on a like-to-like basis for the ongoing operations, increased 12% in US-dollar terms and 9% in British-pound terms during the full year versus the comparable period in 2005. Cement volumes in the United Kingdom have been affected by a slowdown in infrastructure, private new housing work and repair and maintenance, which was partially offset by a better performance from the industrial, commercial, and public housing sectors. The volume of cementitious materials, including cement, increased 6% for the quarter and decreased 1% for the full year.

EBITDA for our UK operations on a like-to-like basis – adjusted for charges related to the European region’s standardization and regional operating expenses, which were taken in 2006 – increased 65% for the fourth quarter and 41% for the full year versus the comparable periods of 2005.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Operating Results

Rest of Europe

In France, ready-mix volumes increased 9% and aggregates volumes increased 15% during the fourth quarter versus the same quarter of last year. For the full year, ready-mix volumes increased 5% and aggregates volumes increased 6% versus the same period of 2005. Prices for ready mix and aggregates increased 4% in Euro terms during the year. The residential sector, including private and public housing, was the main driver of cement consumption during 2006.

In Germany, domestic cement volumes increased 15% in the fourth quarter of 2006 versus the comparable period of last year. Domestic cement prices increased 5% in Euro terms during the fourth quarter compared with the same period of last year. The residential sector was the main driver of cement consumption during the year, supported by the number of permits granted at the beginning of the year. The nonresidential sector grew more than GDP as a result of the economic upswing and a favorable business climate. The public-works sector also experienced growth during the year benefiting from higher corporate-tax and toll-road revenues, as well as the 4.3-billion-euro traffic-infrastructure program, which will run from 2006 to 2009.

For the rest of the European countries in the region, on a like-to-like basis, cement volumes increased 22% for the quarter and 5% for the full year versus the same periods of last year. Weighted-average domestic cement prices for the region increased 20% for the quarter and 21% for the full year. Ready-mix volumes for the region increased 22% for the quarter and 12% for the full year versus the comparable periods in 2005. Ready-mix prices for the region increased 13% for the quarter and 8% for the full year versus the same period in 2005.

South/Central America and Caribbean

Domestic cement volumes in the region increased 14% during the quarter and 15% for the full year versus the same periods of 2005. Average prices in US-dollar terms increased 19% during the quarter and 5% for the year versus the same period of last year.

The main drivers of cement consumption in Venezuela continue to be infrastructure spending, which continues to benefit from increased oil revenues, and a strong residential sector - including the formal and self-construction sectors. Cement volumes in the country increased 27% during the quarter and 30% for the full year versus the comparable periods in 2005.

In Colombia, cement volumes increased 14% during the fourth quarter and increased 8% in the full year versus the comparable periods of last year. The main drivers of cement demand in the country were the public infrastructure, residential and industrial-and-commercial sectors, which have increased in anticipation of a potential free-trade agreement with the United States.

Africa and Middle East

The region’s domestic cement volumes for the fourth quarter decreased 5% versus the same quarter of last year. For the full year, cement volumes increased 3% versus the comparable period of last year and have supported average prices in the region.

Domestic cement volumes for our operations in Egypt increased 3% during the year compared with the same period in 2005. The main driver of cement consumption in the country continues to be the self-construction sector, supported by high remittances.

Asia

In the aggregate, our cement volumes in the region increased 6% during the quarter and decreased 1% for the full year versus the comparable periods of last year. Average prices in US-dollar terms continue with their positive trend.

Domestic cement volume in the Philippines increased 14% during the fourth quarter and decreased 2% during the full year of 2006 compared with the same periods in 2005. The main drivers of demand continue to be the residential, commercial, and self-construction sectors.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Definition of Terms and Disclosures

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader’s convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2006, third quarter 2006, and fourth quarter 2005 are 10.80, 10.98, and 10.62 Mexican pesos per US dollar, respectively. CEMEX’s weighted-average inflation factor between December 31, 2005, and December31, 2006, was 9.02%.

Per-country/region figures are presented in US dollars for the reader’s convenience. In the consolidation process, each country’s figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of December 31, 2006, and December 31, 2005, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert December 31, 2005, US-dollar figures for Mexico to constant Mexican pesos as of December 31, 2006, it is necessary to first convert the December 31, 2005, US-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0395, the inflation-rate factor between December 31, 2005, and December 31, 2006.

	December 31
Exchange rate	2006	2005
Mexican peso	10.80	10.62
Euro	0.757	0.840
British pound	0.510	0.580

Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

CEMEX Credit Event under the perpetual notes is a bankruptcy, payment cross-default, cross-acceleration in excess of US$10 million, repudiation, moratorium or restructuring of CEMEX.

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and less coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (please refer to footnote 2 on the second page of this report for further details).

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 729.4 million for fourth quarter 2006, 718.4 million for full year 2006, 704.8 million for fourth quarter 2005, and 692.0 million for the full year 2005.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Definition of Terms and Disclosures

Effect of the purchase of RMC on our financial statements

The acquisition of RMC concluded on March 1, 2005. The process of allocating the purchase price paid for RMC’s shares of approximately US$4.3 billion, including other direct purchase costs net of the proceeds from the sale of some assets, to the fair value of the assets acquired and liabilities assumed was substantially undertaken during the twelve-month period initiated after the acquisition and concluded at the end of the first quarter of 2006, with certain minor issues finalized during the second quarter of 2006. As of December 31, 2006, the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed generated goodwill of approximately US$1.3 billion. CEMEX does not consider the existence of any material pending issues with respect to the purchase-price allocation.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.

Exhibit 3

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX TO INVEST US$200 MILLION TO EXPAND BAYANO PLANT IN PANAMA

MONTERREY, MEXICO, February 6, 2007 - CEMEX S.A.B. de C.V. (NYSE: CX) announced today that it will begin the construction of a new kiln at its Bayano Plant in Panama. The construction is expected to be completed in 2009. The value of the investment is approximately US$200 million.

Current production at the Bayano Plant is approximately 450,000 tons of clinker per year. Following the completion of the project, production will increase by approximately 1.15 million tons of clinker to 1.6 million tons of clinker per year.

The Bayano Plant will operate using the most modern and efficient processes developed with CEMEX technology for clinker production, fuel use, and environmental standards.

With this additional production capacity, the Bayano Plant will become one of the most modern production facilities in the Americas.

"This investment reflects our confidence in Panama´s economy and in the continued high growth of the construction industry in the country," said Juan Romero, President of the South America & Caribbean Region of CEMEX.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause actual results to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.